February 21, 2008

Mail Stop 7010

By U.S. Mail and facsimile to *(770) 752-5939*

Derek V. Smith
Chairman and Chief Executive Officer
ChoicePoint, Inc.
1000 Alderman Drive
Alpharetta, Georgia 30005

> **Re:** **ChoicePoint, Inc.**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 001-13069**

Dear Mr. Smith:

      We have reviewed your December 21, 2007 response to our comments of December 14, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

      Please contact me at (202) 551-3729 with any questions.

Sincerely,

Craig Slivka
Attorney Advisor